Form 40-F
period 2020-12-31
PyroGenesis Canada Inc.
filed 2021-04-01
CIK 1743344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-39989

PYROGENESIS CANADA INC.
(Exact name of Registrant as specified in its charter)

Canada	3599	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1744, William St. Suite 200
Montréal, QC, H3J1R4

CANADA

Attention: P. Peter Pascali

Chief Executive Officer

Tel: 1-514-937-0002
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1209 Orange St.
Wilmington, Delaware 19801
Tel: 202-572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Shares, no par value	PYR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Number of outstanding shares
Common Shares, no par value	164,498,341

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☐                         No     ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes     ☐                          No     ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

EXPLANATORY NOTE

PyroGenesis Canada Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Annual Report, including the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact are forward-looking statements. The forward-looking statements contained in this Annual Report are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made only as of the respective dates set forth in such exhibits. The Registrant does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are based on a number of material assumptions, which management of the Registrant believe to be reasonable, including, but not limited to, the Registrant's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; the general economic, financial market, regulatory and political conditions in which the Registrant operates; the interest of potential purchasers in the Registrant's products; anticipated and unanticipated costs; the government regulation of the Registrant's activities and products; the timely receipt of any required regulatory approvals; the Registrant's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Registrant's ability to conduct operations in a safe, efficient and effective manner; and the Registrant's expansion plans and timeframe for completion of such plans

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, intended or projected. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should carefully consider the maters as further discussed under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.1 hereto and incorporated by reference herein

The forward-looking statements contained in, or incorporated by reference into, this Form 40-F are made as of the date of this Form 40-F or as otherwise specified. Except as required by applicable securities law, the Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. All forward-looking statements contained in this Form 40-F are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to applicable Canadian auditing and auditor independence standards and independence in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the "Commission") and the Public Company Accounting Oversight Board.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2020, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2020 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURES REGARDING CONTOLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that, as December 31, 2020, the design and operation of the Registrant’s disclosure controls and procedures are not effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”), to allow timely decisions regarding required disclosure, due to the following material weaknesses in internal control over financial reporting.

Management has identified the following material weaknesses in internal control over financial reporting, which existed as of December 31, 2020:

•	Control environment: The Company did not maintain an effective control environment and has identified deficiencies relating to: (i) appropriate organizational structure, reporting lines, and authority and responsibilities, including our Board of Directors’ and Audit Committee’s oversight and governance of external financial reporting and related party transactions, (ii) lack of senior financial reporting resources to deal with complex accounting matters and perform management review controls over period-end financial statements. The Company did not have a sufficient number of trained resources with the appropriate skills and knowledge with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting; and (iii) holding individuals accountable for their internal control related responsibilities.

•	Control activities: The Company did not fully design and implement effective control activities and has identified deficiencies relating to: (i) selecting and developing control activities that contribute to the mitigation of risks to acceptable levels, and (ii) deploying control activities through policies that establish what is expected and procedures that put policies into action. For example, control activities related to documentation and consistency in accounting for intangible assets internally generated and revenue recognition were deficient.

•	Journal Entries: The Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries, across its ERP platform. The Company did not have adequate review procedures for the recording of manual entries.

•	Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain complex spreadsheets, including addressing all identified risks associated with manual data entry, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in fixed asset continuity schedules, production and revenue forecasting, and the calculation of the fair value of investments.

•	User Assess Controls: The Company did not maintain effective user access controls to adequately restrict user access to financial applications and related data commensurate with job responsibilities. Management did not perform appropriate user access reviews, including superuser access.

As a consequence, the Company did not have effective control activities related to the design, implementation and operation of process-level and management review control activities related to order-to-cash (including revenue trade receivables, and billings in excess of cost/cost in excess of billings), procure-to-pay (including operating expenses, prepaid expenses, accounts payable, and accrued liabilities), hire-to-pay (including compensation expense and accrued liabilities), long-lived assets, significant unusual transactions, related party transactions and other financial reporting processes.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis. Therefore, the Company’s principal executive officer and principal financial officer concluded that the design and operation of the Company’s disclosure controls and procedures are not effective as of December 31, 2020.

Management’s Remediation Plan

Management, with the oversight of the Audit Committee, intends to implement remediation plans for the aforementioned material weaknesses in internal control over financial reporting as follows:

•	Establish an appropriate organizational structure and policies that the Board of Directors and Audit Committee will enforce to ensure proper oversight and governance of the external financial reporting process and related party transactions.

•	Hire, train, and retain individuals with appropriate skills and experience, assign responsibilities and hold individuals accountable for their roles related to internal control over financial reporting.

•	Design and implement a risk assessment process to identify and assess risks of material misstatement and ensure that the impacted financial reporting processes and related internal controls are properly designed and in place to respond to those risks in our financial reporting.

•	Design and implement general control activities over IT to support business processes which include user access controls. Identify opportunities to reduce the amount of spreadsheet reliance through the implementation of available ERP functionalities and/or implement spreadsheet controls that address the associated risks.

•	Enhance the design of existing control activities and implement additional process-level control activities (including controls over the order-to-cash, procure-to-pay, hire-to-pay, long-lived assets, inventory, significant unusual transactions, related party transactions and other financial reporting processes) and ensure they are properly evidenced and operating effectively.

The Company believes that these actions and the improvements the Company expects to achieve, when implemented, will strengthen the Company’s internal control over financial reporting and disclosure, controls and procedures, and remediate the material weaknesses.

Management Report on Internal Control Over Financial Reporting

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the United States Securities and Exchange Commission (the “Commission”) for newly public companies.

Attestation Report of Independent Auditor

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempted from the requirement to include an auditor attestation report in this Form 40-F for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Mr. Andrew Abdalla, the chair of the Registrant's audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Mr. Abdalla is also independent, as that term is defined in the corporate governance requirements of the Nasdaq Capital Market (“Nasdaq”). The Commission has indicated that the designation of Mr. Abdalla as an audit committee financial expert does not make him an "expert" for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics (the "Code") that is applicable to all employees, contractors, consultants, officers and directors of the Registrant, and is filed as an exhibit to this Annual Report on Form 40-F.

All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the board of directors of the Registrant in respect of senior officers, will be disclosed as required. The Code is located on the Registrant's website at www.pyrogenesis.com. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent auditor are included under the heading "Audit Committee - External Fees by Audit Category" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant's audit committee has adopted a pre-approval policy. Under this policy, all non-audit services must be pre-approved by the Audit Committee. The Registrant did not rely on the de minimis exemption provided by Section (c)(7) (i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations at December 31, 2020:

	Carrying Value	Total Contractual Amount	Less than one year	2-3 years		4-5 years		Over 5 years
Accounts payable and accrued liabilities	$4,652,863	$4,652,863	$4,652,863	$		$		$
Term Loans	112,707	197,824	14,389		73,495		62,873		47,117
Total	$4,765,570	$4,850,687	$4,667,252		$73,495		$62,873		$47,117

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Andrew Abdalla (Chair of the Committee), Robert Radin and Virendra Jha.

MINE SAFETY DISCLOSURE

Not applicable

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

The following documents are being filed with the Commission as exhibits to this Form 40-F.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form for the year ended December 31, 2020
99.2	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3	Audited Annual Consolidated Financial Statements for the year ended December 31, 2020
99.4	Certification of The Principal Executive Officer
99.5	Certification of The Principal Financial Officer
99.6	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350
99.7	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350
99.8	Consent of KPMG LLP
99.9	Code of Business Conduct and Ethics
101*	Interactive Data File

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021	PYROGENESIS CANADA INC.

	By:	/s/ P. Peter Pascali
P. Peter Pascali
Chief Executive Officer