Form 40-F/A
period 2020-12-31
PyroGenesis Canada Inc.
filed 2021-04-13
CIK 1743344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

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

 ☐

EXPLANATORY NOTE

PyroGenesis Canada Inc. (the “Company” or the “Registrant”) is filing this Amendment No. 1 to Form 40-F (the "Form 40-F/A") for the year ended December 31, 2020 to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on April 1, 2021.

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1*	Annual Information Form for the year ended December 31, 2020
99.2*	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3*	Audited Annual Consolidated Financial Statements for the year ended December 31, 2020
99.4*	Certification of The Principal Executive Officer
99.5*	Certification of The Principal Financial Officer
99.6*	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350
99.7*	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350
99.8*	Consent of KPMG LLP
99.9*	Code of Business Conduct and Ethics
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbas

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021	PYROGENESIS CANADA INC.

	By:	/s/ P. Peter Pascali
P. Peter Pascali
Chief Executive Officer