Form 40-F
period 2021-12-31
PyroGenesis Canada Inc.
filed 2022-04-01
CIK 1743344

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number:
December 31, 2021	001-39989

PYROGENESIS CANADA INC.

(Exact name of Registrant as specified in its charter)

Canada	3599	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1744, William St. Suite 200

Montréal, QC, H3J1R4

CANADA

Attention: P. Peter Pascali

Chief Executive Officer

Tel: 1-514-937-0002

(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.

1209 Orange St.

Wilmington, Delaware 19801

Tel: 202-572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class	Trading Symbol(s)	Registered:
Common Shares, no par value	PYR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Number of outstanding shares
Common Shares, no par value	170,125,795

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☒                         No     ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes     ☒                          No     ☐

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

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on a number of material assumptions, which management of the Registrant believe to be reasonable, including, but not limited to, the Registrant’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; the general economic, financial market, regulatory and political conditions in which the Registrant operates; the interest of potential purchasers in the Registrant’s products; anticipated and unanticipated costs; the government regulation of the Registrant’s activities and products; the timely receipt of any required regulatory approvals; the Registrant’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Registrant’s ability to conduct operations in a safe, efficient and effective manner; and the Registrant’s expansion plans and timeframe for completion of such plans

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, intended or projected. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should carefully consider the maters as further discussed under the heading "Risk Factors" in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.1 hereto and incorporated by reference herein

The forward-looking statements contained in, or incorporated by reference into, this Form 40-F are made as of the date of this Form 40-F or as otherwise specified. Except as required by applicable securities law, the Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. All forward-looking statements contained in this Form 40-F are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2021, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2021 is filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURES REGARDING CONTOLS AND PROCEDURES

Certifications

The required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.

Disclosure Controls and Procedures

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Disclosure Controls and Procedures” contained in the 2021 MD&A filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-headings “Management’s Annual Report on Internal Controls over Financial Reporting and Remediation Plan” contained in the 2021 MD&A filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

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

Changes in Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the 2021 MD&A filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Mr. Andrew Abdalla, the chair of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Mr. Abdalla is also independent, as that term is defined in the corporate governance requirements of the Nasdaq Capital Market (“Nasdaq”). The Commission has indicated that the designation of Mr. Abdalla as an audit committee financial expert does not make him an "expert" for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics (the "Code") that is applicable to all employees, contractors, consultants, officers and directors of the Registrant, and is filed as an exhibit to this Annual Report on Form 40-F.

All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the board of directors of the Registrant in respect of senior officers, will be disclosed as required. The Code is located on the Registrant’s website at www.pyrogenesis.com. Information contained in or otherwise accessible through the Registrant’s website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent auditor are included under the heading "Audit Committee - External Fees by Audit Category" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant’s audit committee has adopted a pre-approval policy. Under this policy, all non-audit services must be pre-approved by the Audit Committee. The Registrant did not rely on the de minimis exemption provided by Section (c)(7) (i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations at December 31, 2021:

		Total
	Carrying	contractual	Less than			Over 5
	value	amount	one year	2-3 years	4-5 years	years
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	10,069,177	10,069,177	10,069,177	—	—	—
Term loans	190,905	263,232	85,731	67,561	62,823	47,117
Balance due on
business combination	3,952,203	4,355,600	2,395,580	1,960,020	—	—
Lease liabilities	5,323,965	6,614,192	3,220,750	710,493	561,628	2,121,321
	19,536,250	21,302,201	15,771,238	2,738,074	624,451	2,168,438

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Andrew Abdalla (Chair of the Committee), Robert Radin and Ben Naccarato.

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

DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

The following documents are being filed with the Commission as exhibits to this Form 40-F.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Audited Annual Consolidated Financial Statements for the year ended December 31, 2021
99.4	Certification of The Principal Executive Officer
99.5	Certification of The Principal Financial Officer
99.6	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350
99.7	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350
99.8	Consent of RCGT LLP
99.9	Consent of KPMG LLP
99.10	Code of Business Conduct and Ethics
101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022	PYROGENESIS CANADA INC.

	By:	/s/ P. Peter Pascali
P. Peter Pascali
Chief Executive Officer