Form 40-F
period 2022-12-31
PyroGenesis Canada Inc.
filed 2023-03-31
CIK 1743344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE

ACT OF 1934
OR
☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934
For the fiscal year ended

Commission File Number:

December 31, 2022

001-39989

PYROGENESIS CANADA INC.

(Exact name of Registrant as specified in its charter)
Canada

3599

N/A
(Province or Other Jurisdiction
of Incorporation or
Organization)
(Primary Standard
Industrial Classification Code)
(I.R.S. Employer Identification
No.)
1744, William St. Suite 200
Montréal
,
QC
,
H3J1R4
CANADA
Attention:
P. Peter Pascali
Chief Executive Officer
Tel:

-
514
- 937-0002

(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
1209 Orange St.
Wilmington
,
Delaware
19801
Tel:
202
- 572-3133

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
173,580,395

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

any forward

-looking statements

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

any forward

-looking

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

Financial
Reporting Standards as issued by the International Accounting

Standards Board.

PRINCIPAL DOCUMENTS
Annual Information Form
The

Registrant’s

Annual

Information

Form for

the

fiscal year

ended

December 31,

2022

is

filed

as

Exhibit 99.1

and
incorporated by reference in this Annual Report on Form 40- F.
Audited Annual Financial Statements
The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2022, including the
Independent Auditor’s

Report with

respect thereto,

are filed

as Exhibit 99.3

and incorporated

by reference

in this

Annual
Report on Form 40- F.
Management Discussion and Analysis
The Registrant’s Management Discussion and Analysis for the fiscal year ended

December 31, 2022 is filed as Exhibit 99.2
and incorporated by reference in this Annual Report

on Form 40-
F.
CERTIFICATIONS AND

DISCLOSURES REGARDING CONTOLS AND

PROCEDURES
Certifications
The required certifications are attached hereto as Exhibits

99.4, 99.5, 99.6, and 99.7.
Disclosure Controls and Procedures
The information provided in the section entitled “Controls and Procedures” under the sub-heading “Disclosure Controls and
Procedures”

contained

in

the

2022

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

2022

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
The

information

provided

in

the

section

entitled

“Controls

and

Procedures”

under

the

sub-heading

“Changes

in

Internal
Controls over Financial Reporting” contained in the 2022 MD&A filed as Exhibit 99.2 to this

Annual Report on Form 40-F is
incorporated by reference herein.
NOTICES PURSUANT TO REGULATION

BTR
The Registrant

was

not required

by Rule

104 of Regulation

BTR to

send

any notices

to

any

of its

directors

or executive
officers during the fiscal year ended December

31, 2022.
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
Form 40- F.
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

be pre-
approved

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
CONTRACTUAL OBLIGATIONS
Below is a tabular disclosure of the Registrant’s

contractual obligations at December 31, 2022:
Total
Carrying contractual Less than

Over 5
value amount one year 2-3 years 4-5 years

years
$ $ $ $ $ $
Bank indebtedness 991,902 991,902 991,902 — — —
Accounts payable and
accrued liabilities 9,620,591 9,620,591 9,620,591 — — —
Term

loans
389,987 520,444 59,917 190,587 180,000 89,940
Balance due on
business combination 3,907,775 4,137,820 2,177,800 1,960,020 — —
Lease liabilities 5,533,694 6,745,329 2,984,243 1,165,281 703,816 1,891,989
20,443,949 22,016,086 15,834,453 3,315,888 883,816 1,981,929
IDENTIFICATION OF

THE AUDIT COMMITTEE
The Registrant’s Board of Directors has a separately

designated standing Audit Committee established in accordance with
Section 3(a)(58)(A) of

the

Exchange

Act.

The

members

of

the

Audit

Committee

are

Andrew

Abdalla

(Chair

of

the
Committee), Robert Radin and Ben Naccarato.

MINE SAFETY DISCLOSURE
Not applicable
NASDAQ STATEMENT

OF CORPORATE

GOVERNANCE DIFFERENCES
The Registrant is

a “foreign private

issuer” as defined

in Rule 3b-4

under Exchange Act

and its common

shares are listed
on Nasdaq

and the

Toronto

Stock Exchange

(the “TSX”).

Rule 5615(a)(3)

of Nasdaq

Stock Market

Rules permits

foreign
private issuers to follow

home country practices in

lieu of certain provisions of

Nasdaq Stock Market Rules. A

foreign private
issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock

Market Rules must disclose ways in
which its corporate

governance practices

differ from

those followed

by domestic

companies either

on its website

or in the
annual report

that

it distributes

to shareholders

in the

United States.

A description

of the

ways in

which

the Registrant’s
governance practices

differ

from those

followed

by domestic

companies

pursuant

to Nasdaq

Stock

Market Rules

are as
follows:
Majority Independent

Directors
: The

Registrant

does not

follow Nasdaq

Stock

Market Rule

5605(b)(1),

which requires
listed companies

to have

a majority

of the

board of

directors comprised

of “Independent

Directors” as

defined in

Nasdaq
Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(b)(1),

the Registrant follows the rules of
the TSX.
Executive

Sessions
:

The

Registrant

does

not

follow

Nasdaq

Stock

Market

Rule

5605(b)(2),

which

requires

listed
companies

to

have

their

Independent

Directors

regularly

schedule

meetings

at

which

only

Independent

Directors

are
present. In lieu of following Nasdaq Stock Market Rule 5605(b)(2),

the Registrant follows the rules of the TSX.
Audit

Committee

Charter
: The

Registrant

does

not

follow

Nasdaq

Stock

Market

Rule 5605(c)(1),

which requires

listed
companies to adopt

a formal written

audit committee charter

that specifies the

scope of its

responsibilities and the

means
by

which

it

carries

out

those

responsibilities;

the

outside

auditor's

accountability

to

the

audit

committee;

and

the

audit
committee's responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Stock Market Rule
5605(c)(1), the Registrant follows the rules of the TSX.
Compensation Committee Charter
: The Registrant does not follow

Nasdaq Stock Market Rule 5605(d)(1), which requires
listed companies

to adopt

a formal

written compensation

committee charter

and have

a compensation

committee review
and reassess

the adequacy

of the

charter on

an annual

basis. In

lieu of

following Nasdaq

Stock Market

Rule 5605(d)(1),
the Registrant follows the rules of the TSX.
Composition of Compensation Committee : The Registrant does not follow Rule Nasdaq Stock Market 5605(d)(2), which requires listed companies to have a compensation committee comprised of at least two members, with each member being
an Independent Director as defined under

Nasdaq Stock Market Rule 5605(a)(2).

In lieu of following Nasdaq Stock Market
Rule 5605(d)(2), the Registrant follows the rules of the

TSX.
Independent

Director Oversight

of Director

Nominations
: The

Registrant does

not follow

Nasdaq Stock

Market Rule
5605(e)(1), which requires Independent Director involvement

in the selection of

director nominees, by having a

nominations
committee

comprised

solely

of

Independent

Directors.

In

lieu

of

following

Nasdaq

Stock

Market

Rule

5605(e)(1),

the
Registrant follows the rules of the TSX.
Nominations Committee

Charter
: The Registrant

does not follow

Nasdaq Stock

Market Rule 5605(e)(2),

which requires
listed companies to adopt a

formal written nominations committee charter or

board resolution, as applicable, addressing the
director

nomination

process

and

such

related

matters

as

may

be

required

under

the

federal

securities

laws.

In

lieu

of
following Nasdaq Stock Market Rule 5605(e)(2), the Registrant

follows the rules of the TSX.
Shareholder Meeting Quorum

Requirements
: The Registrant does

not follow Nasdaq Stock

Market Rule 5620(c) which
requires

that

the

minimum

quorum

requirement

for

a

meeting

of

shareholders

be

33

1/3

%

of

the

outstanding

common
shares. In

addition, Nasdaq Stock

Market Rule

5620(c) requires

that an

issuer listed on

Nasdaq state

its quorum

requirement
in its by-laws.

In lieu of following Nasdaq Stock Market Rule 5620(c), the

Registrant follows the rules of the TSX.
The foregoing is consistent with applicable laws, customs

and practices in Canada.
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
The following documents are being filed with the Commission

as exhibits to this Form 40-
F.
EXHIBIT INDEX
Exhibit Number

Exhibit Description
99.1
Annual Information Form for the year ended December 31, 2022
99.2
Management’s Discussion and Analysis for the year ended December 31, 2022
99.3
Audited Annual Consolidated Financial Statements for the year ended December 31, 2022
99.4
Certification of The Principal Executive Officer
99.5
Certification of The Principal Financial Officer
99.6
Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350
99.7
Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350
99.8
Consent of RCGT LLP
99.9
Code of Business Conduct and Ethics
101 Interactive Data File
SIGNATURES
Pursuant to the requirements

of the Exchange Act, the

Registrant certifies that it

meets all of the requirements

for filing on
Form 40-F and has

duly caused this

Annual Report to

be signed on

its behalf by

the undersigned, thereunto duly

authorized.
Date: March 31, 2023 PYROGENESIS CANADA INC.

By:
/s/ P.

Peter Pascali

P.

Peter Pascali

Chief Executive Officer